Filed by MOUNTAIN CREST ACQUISITION CORP. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41062

Subject Company: MOUNTAIN CREST ACQUISITION CORP. V

AUM Biosciences Receives Human Research Ethics Committee Approval to Commence Phase II Clinical Trial of AUM001 for Treatment of Metastatic Colorectal Cancer in Australia

Singapore and Bethesda, MD, November 15, 2022 - AUM Biosciences Pte. Ltd. (“AUM”), a clinical-stage biotechnology company, advancing a clinical stage candidate and a broader pipeline designed to deploy multi-faceted inhibition strategies to reverse cancer resistance, today announced it has received Human Research Ethics Committee (“HREC”) approval to commence a Phase II clinical trial of its selective translation inhibitor AUM001 in Australia. Ethics approval is confirmation that AUM has completed all the necessary pre-clinical safety and efficacy testing of AUM001 required to commence its Phase II clinical trial in Australia.

“Ethics approval in Australia provides further validation of the study design recently approved under an IND by the U.S. FDA,” said Vishal Doshi, CEO of AUM. “We are proud of our ability to continue to make progress in the development of AUM001, having obtained authorization for our U.S. IND in May. We are very much looking forward to commencing dosing in Part 1 of the Phase II trial before the end of 2022,” added Doshi.

This trial is a Phase II open label, dose-finding run-in and cohort expansion study to evaluate the safety, tolerability and effectiveness of AUM001 in combination with pembrolizumab or irinotecan for the treatment of metastatic colorectal cancer. It will be conducted in two parts: (1) dose escalation run-in to identify the Maximum Tolerable Dose and the Recommended Phase II Dose (“RP2D”) of AUM001 to be administered orally as monotherapy and in combination with pembrolizumab or irinotecan, and (2) a cohort expansion at the RP2D of AUM001 in combination with pembrolizumab or irinotecan in patients with locally advanced or metastatic colorectal cancer to evaluate the clinical activity and safety of AUM001.

Part 1 of the global Phase II trial will be conducted under Australia’s Clinical Trials Notification Scheme meaning AUM will notify the Therapeutic Goods Administration of HREC approval and complete local site initiation activities. AUM plans to open six clinical sites for Part 1 in Australia.

In May 2022, AUM received authorization from the U.S. Food and Drug Administration (“FDA”) of its Investigational New Drug (“IND”) application for the clinical trial evaluating AUM001 to treat metastatic colorectal cancer. Study details can also be found on www.clinicaltrials.gov under study ID: NCT05462236. The global Phase 2 trial is being conducted in collaboration with MSD, a tradename of Merck & Co., Inc., pursuant to a clinical trial collaboration and supply agreement.

About AUM001

AUM001 is a highly selective translation inhibitor. In vitro, it was observed to selectively inhibit mitogen-activated protein kinase (MAPK) – interacting protein kinase (MNK) types 1/2 and is expected to thereby block phosphorylation of eIF4E, and in turn, interfere with CAP mediated RNA translation, thereby impairing growth signals involved in cancer development, progression, and resistance to therapies. MNK is important in tumor microenvironment regulation, shifting the balance towards tumor inhibition. Moreover, inhibition of MNK kinases decreases the production of the pro-inflammatory cytokines like TNFα and IL-6, suggesting that MNK kinases and their substrates (eIF4E, hnRNP A1, Spry1/2) play a pivotal role in regulating the innate and adaptive immune compartment. This has the potential to turn “cold” tumors “hot”, increasing the proportion of tumors susceptible to immunotherapies. AUM001 demonstrated encouraging safety, tolerability, and target engagement as a monotherapy in two phase 1 clinical trials.

On October 20, 2022, AUM and Mountain Crest Acquisition Corp. V (Nasdaq: MCAG) (“Mountain Crest”), a publicly traded special purpose acquisition company formed in Delaware, whose management team has an impressive pedigree of successful SPAC transactions, announced that they have entered into a definitive business combination agreement (the “Agreement”). Upon closing of the transaction, the combined company will operate under a holding entity, AUM Biosciences Limited, a Cayman Islands exempted company (“Holdco”), and intends to trade on the Nasdaq Stock Market under the ticker symbol AUMB.

About AUM Biosciences

AUM is a global clinical-stage oncology company focused on advancing a pipeline of precision oncology therapeutics designed to deploy multi-faceted inhibition strategies to reverse cancer resistance. AUM is advancing a broad portfolio of precision oncology therapeutics. AUM001 is a selective and synergistic MNK inhibitor as shown in current studies and expected to begin Phase 2 enrollment in the fourth quarter 2022. AUM601 is a promising therapy for Tropomyosin Receptor Kinase (TRK) fusions and mutations within the kinase domain and is on track to enter Phase 2 planning. AUM302 is a potentially first-in-class macrocyclic oral kinase inhibitor rationally designed small molecule to uniquely combine pan-PIM kinase, pan-PI3K and mTOR inhibition in a single agent. Comprised of pharma industry veterans with decades of research and development experience, the AUM leadership has an extensive track record of selecting distinctive early-stage assets, successfully exiting virtual biotech models, and has contributed to over 50 INDs and over 150 oncology clinical trials, and development of several currently marketed oncology treatments with annual peak sales up to $3 billion.

About Mountain Crest

Mountain Crest Acquisition Corp. V (Nasdaq: MCAG) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Non-Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, AUM, Mountain Crest and/or a successor entity of the transaction intends to file relevant materials with the SEC, including a registration statement on Form F-4 containing a proxy statement/prospectus (the “Registration Statement”). The Registration Statement will include a proxy statement/prospectus to be distributed to holders of Mountain Crest’s common stock in connection with Mountain Crest’s solicitation of proxies for the vote by Mountain Crest’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AUM’s stockholders in connection with the proposed business combination. After the Registration Statement has been filed and declared effective, Mountain Crest will mail a definitive proxy statement, when available, to its stockholders. Copies of these documents may be obtained free of charge at the SEC's website at www.sec.gov. Stockholders of Mountain Crest are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information. The information contained on, or that may be accessed through, the website referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Mountain Crest and its directors and executive officers may be deemed participants in the solicitation of proxies from Mountain Crest’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Mountain Crest will be included in the Registration Statement for the proposed business combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement for the proposed business combination when available. Information about Mountain Crest’s directors and executive officers and their ownership of Mountain Crest common stock is set forth in Mountain Crest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the Registration Statement pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the sources indicated above.

AUM and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mountain Crest in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement for the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Mountain Crest’s and AUM’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Mountain Crest’s and AUM’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Mountain Crest’s and AUM’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement; (2) the outcome of any legal proceedings that may be instituted against Mountain Crest and AUM following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Mountain Crest and AUM, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of the COVID-19 pandemic on AUM’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain the listing of Holdco’s ordinary shares on Nasdaq following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of AUM to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Mountain Crest or AUM may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to AUM; (13) risks related to the organic and inorganic growth of AUM’s business and the timing of expected business milestones; (14) the amount of redemption requests made by Mountain Crest’s stockholders; and (15) other risks and uncertainties indicated from time to time in the final prospectus of Mountain Crest for its initial public offering and the Registration Statement relating to the proposed business combination, including those under “Risk Factors” therein, and in Mountain Crest’s other filings with the SEC. Mountain Crest cautions that the foregoing list of factors is not exclusive. Mountain Crest and AUM caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Mountain Crest and AUM do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investors:
ICR Westwicke
Stephanie Carrington
T: (646) 277-1282
stephanie.carrington@westwicke.com

Media:
FINN Partners
Glenn Silver
T: (973) 818-8198
glenn.silver@finnpartners.com

SPAG/FINN
Verlynn Heng
+65-91861225
verlynn.heng@spag.asia

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